Press Release

Not for Distribution to United States News Wire Services or for Dissemination in the United States

GreenPower Announces Completion of Fourth Tranche of Preferred Share Financing

Vancouver, Canada, August 18, 2026 - GreenPower Motor Company Inc. (NASDAQ: GP) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced it has issued the fourth tranche of 1,500 Series A Convertible Preferred Shares in a private placement for gross proceeds of US$1,425,000 pursuant to a Securities Purchase Agreement dated November 14, 2025, as amended on June 30, 2026 (the "Agreement") for the issuance of Series A Convertible Preferred Shares through a facility with an institutional investor (the "Investor").

Each Series A Convertible Preferred Share is eligible to be converted into common shares in the capital of the Company (each, a "Common Share") based on a specified conversion rate equal to the quotient of 105% of the stated value of each Series A Convertible Preferred Share, plus any additional amounts owing to the Investor at the time of conversion, and 125% of the closing price of the Common Shares on NASDAQ on the day prior to the issuance of such Series A Convertible Preferred Shares.

The Company will pay a cash placement fee equal to 5% of the cash proceeds raised in the Offering to Digital Offering LLC ("Digital Offering") pursuant to an engagement letter dated October 29, 2025 between the Company and Digital Offering.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

For further information contact:

Fraser Atkinson, CEO

(604) 220-8048

fraser@greenpowermotor.com

Michael Sieffert, CFO

Michael.Sieffert@greenpowermotor.com

Brendan Riley, President

Brendan@greenpowermotor.com

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, such as whether the Company will continue to optimize its operations and focus on initiatives that drive sustainable growth, or whether the Company will continue to meet all of the requirements to maintain its Nasdaq exchange listing, . A number of important factors including those set forth in other public filings  could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

©2026 GreenPower Motor Company Inc. All rights reserved.